Mail Stop 3561

April 18, 2008

Jeffrey Noddle
Chairman and Chief Executive Officer
Supervalu Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

> **RE: Supervalu Inc.**
> **Form 10-K for the fiscal year ended February 24, 2007**
> **Filed April 25, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2007**
> **Form 10-Q for the quarter ended June 16, 2007**
> **Filed July 26, 2007**
> **Form 10-Q for the quarter ended September 8, 2007**
> **Filed October 18, 2007**
> **Form 10-Q for the fiscal quarter ended December 1, 2007**
> **Filed January 10, 2008**
> **File No. 1-5418**

Dear Mr. Noddle:

    We have reviewed your responses dated April 9, 2008 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K, for the year ended February 24, 2007, filed April 25, 2007
Item 1. Business, page 3

1.   We have read your response to comment 1 of our letter dated March 27, 2008 regarding enterprise-wide disclosures about your products and services. Based on our review of your filings and the manner you discuss your business on your website, we understand you sell various products to consumers through the retail food and drug stores you operate, and that you provide certain logistic and management services and serve as a food distributor to other retail food operators. You believe revenue generated from these products and services you offer are

appropriately categorized within two very broad groups, that is, food and non-food because the items within those two categories are similar. You further state that you manage your business according to your two reported segments, retail food and supply chain services not according to product groupings. You maintain that your disclosure must align with how you view your business as well as how you operate that business. We are not persuaded that your enterprise-wide disclosure of food and non-food revenues is consistent with the disclosure required by paragraph 37 of SFAS 131 and Item 101 of Regulation S-K which requires disclosure of your revenues from customers for each product and service or each group of similar products and services. As previously requested, please disclose in tabular form for each period presented the amount of revenues for each group of similar products and services. The revenue reported for these disclosures should agree to your consolidated revenue. Show us what your disclosure will look like revised.

2. Notwithstanding the above comment, please tell us what you have included within the food category and what is included in the non-food category. For example, tell us if your produce distribution services and fuel centers are included in your non-food category.

3. To the extent you continue to believe that all products and services within "food" and "non-food" are substantially similar and appropriately comprise one of two product categories, please tell us and explain how management is able to operate the business without financial information by product categories within your retail reporting segment such as pharmacy, fuel, clothing, paper products, frozen foods, organic foods, prepared foods or produce. Include in your response how you monitor customer preferences and your competition as to product mix and volumes at your retail stores if the business is managed with the view that revenues from products need not be categorized beyond food and non-food. Explain why, for example, you would launch a group of organic and natural foods to keep consumers in your stores for revenues from that specific product category if management does not monitor and categorize revenues of various product groups.

4. We note your statement that your product groups within food and non-food are viewed as similar because they are sold to the same group of customers, however, we note for example, that not all customers that shop at Supervalu use the pharmacy. Explain why you should not separately disclose revenues from your pharmacies and fuel centers when your website and company communications distinguish your pharmacy operations and fuel centers. Tell us the reason why the Executive Vice President and President of Retail Midwest would be quoted as saying you are ranked as the seventh-largest pharmacy retailer in the country in terms of revenue if pharmacy revenues were not separately categorized based on an other than arbitrary product group.

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      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

      Sincerely,

      H. Christopher Owings
      Assistant Director